Exhibit 4.5

Accession Letter to the Senior Multicurrency Revolving Facility Agreement dated December 22, 2014 among InterXion Holding N.V. and InterXion Österreich GmbH, as additional guarantor.

THE TAKING OF THIS ORIGINAL DOCUMENT OR ANY CERTIFIED COPY THEREOF OR ANY OTHER DOCUMENT WHICH CONSTITUTES SUBSTITUTE DOCUMENTATION OF THIS ORIGINAL DOCUMENT OR ANY TRANSACTION CONTEMPLATED THEREBY, INCLUDING WRITTEN CONFIRMATIONS OR REFERENCES TO ANY OF THE FOREGOING DOCUMENTS, INTO AUSTRIA, AS WELL AS THE PRODUCTION IN, OR THE SENDING TO OR FROM, AUSTRIA OF ANY OF THE FOREGOING DOCUMENTS, AS WELL AS THE SENDING TO OR FROM AUSTRIA OF FAX MESSAGES OR E-MAILS WHICH REFER TO ANY OF THE FOREGOING DOCUMENTS OR ANY TRANSACTION CONTEMPLATED THEREBY OR TO WHICH A COPY OF THIS DOCUMENT IS ATTACHED, MAY CAUSE THE IMPOSITION OF AUSTRIAN STAMP DUTY.

ACCESSION LETTER

To:	BARCLAYS BANK PLC as Agent for the Finance Parties (each as defined in the Facility Agreement referred to below); and

BARCLAYS BANK PLC as Security Trustee for itself and each of the other parties to the Intercreditor Agreement referred to below.

From:	InterXion Österreich GmbH (the “Austrian Guarantor”); and
InterXion Holding N.V. having its statutory seat in Amsterdam, the Netherlands with the Dutch trade register under number 333001892, as Company.

Dated:	22 December 2014

Dear	Sirs

InterXion Holding N.V. – EUR 100,000,000 Facility Agreement

dated 17 June 2013 (as amended or as amended and restated

from time to time) (the “Facility Agreement”)

1.	We refer to the Facility Agreement and to the Intercreditor Agreement. This deed (the “Accession Letter”) shall take effect as an Accession Letter for the purposes of the Facility Agreement and as a Debtor Accession Deed for the purposes of the Intercreditor Agreement (and as defined in the Intercreditor Agreement). Terms defined in the Facility Agreement have the same meaning in paragraphs 1 to 5 of this Accession Letter unless given a different meaning in this Accession Letter.

2.	The Austrian Guarantor agrees to become an Additional Guarantor and to be bound by the terms of the Facility Agreement and the other Finance Documents (other than the Intercreditor Agreement) as an Additional Guarantor pursuant to Clause 26.4 (Additional Guarantors) of the Facility Agreement. The Austrian Guarantor is a company duly incorporated under the laws of Austria and is a limited liability company and registered with the Austrian Companies Register (Firmenbuch) under number FN 192393 g.

3.	Limitation of liability

(a)	Nothing in this Accession Letter or any other Finance Document shall be construed to create any obligation (Verpflichtung) or liability (Haftung) of an Austrian Guarantor to act in violation of mandatory Austrian capital maintenance rules (Kapitalerhaltungsvorschriften), including without limitation, Section 82 et seq. of the Austrian Act on Limited Liability Companies (Gesetz über Gesellschaften mit beschränkter Haftung) and/or Sections 52 and 65 et seq. of the Austrian Stock Corporation Act (Aktiengesetz), (the “Austrian Capital Maintenance Rules”), and all obligations or liabilities of the Austrian Guarantor under this Accession Letter or any other Finance Document shall at all times be limited so that at no time the obligations or liabilities of the Austrian Guarantor hereunder would violate Austrian Capital Maintenance Rules. Should any obligation or liability of the Austrian Guarantor under this Accession Letter or any other Finance Document violate or contradict Austrian Capital Maintenance Rules and therefore be held invalid or unenforceable (in whole or in part), such obligation or liability shall be deemed to be replaced by an obligation or liability of a similar nature which is in compliance with Austrian Capital Maintenance Rules and which provides the best possible security interest in favor of the Finance Parties. By way of example, should it be held that any obligation or liability under this Accession Letter or any other Finance Document contradicts Austrian Capital Maintenance Rules, the obligations and liabilities of the Austrian Guarantor under this Accession Letter or any other Finance Document shall be reduced to a maximum amount which is permitted pursuant to Austrian Capital Maintenance Rules.

(b)	According to the Parties’ current understanding of the Austrian Capital Maintenance Rules as of the date hereof, the amount secured includes:

(i)	that Austrian Guarantor’s balance sheet profit (Bilanzgewinn) available for distribution after a resolution has been passed for the distribution of profits (Gewinnverteilungsbeschluss) in accordance with Austrian law net of any Taxes levied in the Republic of Austria on such payment; plus

(ii)	any other amounts which are freely available at the time or times payment under or pursuant to this Accession Letter is requested from the Austrian Guarantor to the extent these have been made available by passing the necessary corporate resolutions and taking other steps required by law for distribution at the relevant point in time in accordance with Austrian law; plus

(iii)	to the extent applicable, the equivalent of the aggregate Loans (plus any accrued interest, commission and fee thereon) outstanding at the relevant point in time from that Austrian Guarantor or its Subsidiaries, in each case in its or their capacity as Borrower provided that, to the extent applicable, the amount of the aggregate Loans (plus any accrued interest, commission and fees thereon) owed by the Subsidiaries of such Austrian Guarantor shall be decreased by and deemed prepaid in the amount paid by such Austrian Guarantor by reference to this paragraph 3(b)(iii) of this Accession Letter; plus

(iv)	to the extent applicable, the equivalent of the aggregate Loans (plus any accrued interest, commission and fees thereon) borrowed by any other Obligor under this Accession Letter and made available to that Austrian Guarantor and/or its Subsidiaries, to the extent owed by the Austrian Guarantor or its Subsidiaries to that other Obligor at the relevant point in time, provided that, to the extent applicable and solely for the purpose of determining the amount payable by the Austrian Guarantor under this Accession Letter, the amounts owed by the Austrian Guarantor or its Subsidiaries to the respective other Obligor are deemed discharged in the amount paid by the Austrian Guarantor by reference to this paragraph 3(b)(iv) of this Accession Letter; plus

(v)	the amount of any indebtedness capable of being discharged by way of setting-off, to the extent such set off is permitted under the Finance Documents at the time of payment, that Austrian Guarantor’s recourse claim following an enforcement of this guarantee against any indebtedness owed by that Austrian Guarantor to another Obligor.

(c)	To the extent the creation, perfection or enforcement of such obligation or liability results in an actual risk to any officer of an Austrian Guarantor of contravention of his fiduciary duties and/or of civil or criminal liability because of a violation of Austrian Capital Maintenance Rules and management of the Austrian Guarantor can demonstrate that the enforcement of the respective obligation or liability would result in such risk, the amount then payable in respect of such obligation or liability shall be reduced to the maximum amount then permissible to be paid in accordance with Austrian Capital Maintenance Rules.

(d)	Whereas the Parties acknowledge that the limitations set out in this Accession Letter may reduce any payment permissible at a given time by the Austrian Guarantor under this Accession Letter or any other Finance Document to a small amount or even zero, no reduction of an amount enforceable hereunder pursuant to these limitations will prejudice the rights of the Finance Parties to continue enforcing their rights under this Accession Letter (subject always to the limitations set out in this Accession Letter) until full satisfaction of the guaranteed obligations and liabilities.

4.	Austrian Stamp Duty

(a)	Notwithstanding Clause 14.3 (Tax indemnity) and Clause 14.5 (Stamp taxes) of the Revolving Facility Agreement and subject always to Clause (c) below, the Pledgee shall within 10 Business Days of written demand indemnify the Austrian Guarantor against any cost or liability the Austrian Guarantor incurs in relation to Austrian stamp duty (Rechtsgebühr) under the Austrian Stamp Duty Act (Gebührengesetz) (“Austrian Stamp Duty”) in respect of this Accession Letter (if any) (including any agreement in respect of which this Accession Letter qualifies as substitute recording (Ersatzbeurkundung)), if such Austrian Stamp Duty becomes payable as a direct consequence of a finance party’s grossly negligent (grob fahrlässig) or wilful (vorsätzlich) breach of its obligations under paragraph (b) below.

(b)	Each of the Parties to this Accession Letter agrees that it will not:

(A) produce in, bring into, send to, or cause to be sent to, or otherwise import to, or cause to be imported to, the Republic of Austria any signed original or certified copy of the Accession Letter or any other document referring thereto; or

(B) send to the Austrian Guarantor any written confirmation or reference (including via e-mail or facsimile) to this Accession Letter or to any transaction contemplated thereby.

((A) and (B) individually and collectively the “Stamp Duty Sensitive Documents”), in each case other than to the extent that:

(i)	no Austrian Stamp Duty in Austria is triggered thereby; or

(ii)	a Party to this Accession Letter is required or requested to do so by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation; or

(iii)	a Party to this Accession Letter is required or requested to do so in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes; or

(iv)	it is necessary or desirable to do so in order to preserve or enforce a right of, or remedy available to, any Finance Party from time to time arising under or in respect of such Stamp Duty Sensitive Document.

Each Party to this Accession Letter further agrees not to:

(i)	object to the introduction into evidence of any uncertified copy of any Stamp Duty Sensitive Document;

(ii)	raise as a defence to any action or exercise of a remedy a failure to introduce an original of any Stamp Duty Sensitive Document into evidence;

(iii)	object to the submission of any uncertified copy of any Stamp Duty Sensitive Document in any proceeding; or

(iv)	contest the authenticity, and conformity to the original (Übereinstimmung mit dem echten Original), of an uncertified copy of any Stamp Duty Sensitive Document,

in each case only if and to the extent that any such uncertified copy actually introduced into evidence accurately reflects the content of such Stamp Duty Sensitive Document.

(c)	Each Party shall take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under, in respect of, or pursuant to, Stamp Duty Sensitive Documents.

5.	The Austrian Guarantor’s administrative details for the purposes of the Facility Agreement and the Intercreditor Agreement are as follows:

Address:	c/o InterXion Headquarters B.V.
Tupolevlaan 24
1119 NX Schiphol-Rijk
P.O. Box 75812
1118 ZZ Schiphol, The Netherlands

Fax No.:	+31 20 880 7601

Attention:	Jaap Camman

6.	The Austrian Guarantor (for the purposes of this paragraph 6, the “Acceding Debtor”) intends to give a guarantee, indemnity or other assurance against loss in respect of Liabilities under the Debt Documents (the “Relevant Documents”).

IT IS AGREED as follows:

(a)	Terms defined in the Intercreditor Agreement shall, unless otherwise defined in this Accession Letter, bear the same meaning when used in this paragraph 6.

(b)	The Acceding Debtor and the Security Trustee agree that the Security Trustee shall hold:

(i)	any Security in respect of Liabilities created or expressed to be created pursuant to the Relevant Documents;

(ii)	all proceeds of that Security; and

(iii)	all obligations expressed to be undertaken by the Acceding Debtor to pay amounts in respect of the Liabilities to the Security Trustee (in the Relevant Documents or otherwise) and secured by the Transaction Security together with all representations and warranties expressed to be given by the Acceding Debtor (in the Relevant Documents or otherwise) in favour of the Security Trustee, on trust or as agent for the Secured Parties on the terms and conditions contained in the Intercreditor Agreement.

(c)	The Acceding Debtor confirms that it intends to be party to the Intercreditor Agreement as a Debtor, undertakes to perform all the obligations expressed to be assumed by a Debtor under the Intercreditor Agreement and agrees that it shall be bound by all the provisions of the Intercreditor Agreement as if it had been an original party to the Intercreditor Agreement.

(d)	In consideration of the Acceding Debtor being accepted as an Intra-Group Lender for the purposes of the Intercreditor Agreement, the Acceding Debtor also confirms that it intends to be party to the Intercreditor Agreement as an Intra-Group Lender, and undertakes to perform all the obligations expressed in the Intercreditor Agreement to be assumed by an Intra-Group Lender and agrees that it shall be bound by all the provisions of the Intercreditor Agreement, as if it had been an original party to the Intercreditor Agreement.

This Accession Letter and any non-contractual obligations arising out of or in connection with it are governed by English law.

THIS ACCESSION LETTER has been signed on behalf of the Security Trustee (for the purposes of paragraph 6 above only) and signed on behalf of the Obligors’ Agent and executed as a deed by the Austrian Guarantor and is delivered on the date stated above.

EXECUTED AS A DEED

InterXion Österreich GmbH
By: /s/ J. Camman
Print name: J. J. Camman, Managing Director

InterXion Holding N.V.
By: /s/ D. Ruberg
Print name: D. C. Ruberg, CEO

Barclays Bank PLC
By: /s/ Ashley Jay
Print name: